350 East Las Olas Boulevard, Suite 1750 Ft. Lauderdale, FL 33301-4268 Telephone: 954-991-5420 Facsimile: 844-670-6009 http://www.dickinsonwright.com Clint J. Gage CGage@dickinsonwright.com 954-991-5425

July 17, 2024

Aisha Adegbuyi
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Worthy Property Bonds, Inc.
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed July 17, 2024
File No. 024-11563

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Property Bonds, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated June 18, 2024, on behalf of the Company. Where applicable, revisions have been made to the Company’s Offering Statement, which has been filed as Amendment No. 2 (“Amendment 2”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Post-Qualification Amendment to Offering Statement on Form 1-A

General

1. We note that you have changed the interest rates on your bonds through 3 separate Form 1-U filings since your last offering statement was qualified on October 31, 2022. The Form 1-U does not supplement the offering statement itself. Please confirm that, going forward, you will file supplements or post qualification amendments to disclose the change in the rate paid on the notes, in compliance with Regulation A. In addition, please revise your risk factor disclosure to address the risks relating to the failure to file such amendments or supplements when required.

Response:

The Company hereby confirms that, going forward, its will file supplements or post qualification amendments to disclose the change in the rate paid on the notes, in compliance with Regulation A.

In addition, in Amendment 2 we have revised the Company’s risk factor disclosure to address the risks relating to the failure to file such amendments or supplements when required, as follows:

The Company may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports and post-qualification amendments.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

The SEC requires Regulation A issuers to file certain reports and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; or to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. The Company believes that it has filed all required annual, semi-annual and current reports. However, the Company is filing this post-qualification amendment more than 12 months from the qualification date of the offering, and it is possible that the SEC could take the position that additional post-qualification amendments should also have been filed by the Company. As such, in which case it is possible that the Company could be liable for violating Section 5 of the Securities Act if any of the securities issued in this Offering would be considered to be an unregistered issuance of securities if no other exemption from registration is available. Section 5 allows purchasers to sue the Company for selling a non-exempt security without registering it, whereby the purchasers seek rescission with interest, or damages if the purchaser sold his securities for less than he purchased them. In such an event, the Company may not have the funds required to address all rescissions if a large number of investors seek rescission at the same time, and as a result, we may be delayed in the delivery of funds for such rescissions and may be required to sell some of our assets, which may take significant amounts of time and may yield less than is needed to meet our rescission obligations. The Company could also be subject to other enforcement actions by the SEC, and may be subject to fines and penalties which may negatively impact the financial status of the Company and your investments.

2. We note that your offering statement was originally qualified on October 31, 2022. This post-qualification amendment was filed on May 24, 2024. Tell us how you believe you were in compliance with the requirements of Rule 252(f)(2) which requires that you file a post-qualification amendment every 12 months. Please tell us the number of Worthy Property Bonds sold in the last year. Revise your risk factors to discuss the extent that you may be required to repurchase any notes sold during the period where you have not had an updated offering statement, and your ability to meet that repurchase obligation.

Response:

The Company acknowledges that it did not file a post-qualification amendment to its offering statement within 1 year of the qualification date. During the period October 31, 2023 (the one year anniversary of qualification) through May 28, 2024 (the date the Company paused selling securities in the offering) (the “Period”) the Company sold $19,489,830 in bonds. As a result of investor redemption requests, as of July 2, 2024 there were $14,742,130 of such bonds still outstanding.

Please note that pursuant to the terms of investment under the offering, all investors in the Company’s bonds have the right to request redemption at any point in time, as evidenced by the disclosures above regarding bonds sold versus those bonds that remain outstanding.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

In order for the Company to satisfy any obligation to repurchase bonds sold during the Period that have not already been redeemed, the Company would need to utilize a combination of available cash and cash equivalents (liquid publicly traded securities) and would potentially need to attempt to prematurely liquidate existing loans, which premature liquidations would be subject to the terms of said loans and cannot be guaranteed.

Please see our response to Comment 1 with respect to revisions to the Company’s risk factors.

Item 6. Unregistered Securities Issued or Sold Within One Year, page 1

3. Revise your response to address the total number of unregistered securities sold during the prior one-year period. This should include the sales of any bonds under the offering statement, as well any other sales of any class of securities.

Response:

Please see our response to Comment 2. There were no other sales of securities by the Company during the Period.

Offering Circular Summary, page 3

4. Please include an organizational chart depicting the platform manager, the affiliates, and the owner of the platform, etc. Since Worthy Financial is in the process of selling its ownership interests in Worthy Property and other subsidiaries to Worthy Wealth, please present the corporate structure before and after the completion of the transactions contemplated by the Securities Purchase Agreement.

Response:

The Worthy Fintech Platform is owned solely by Worthy Financial, Inc. (“WFI”), the Company’s parent company.

We have included in Amendment 2 charts detailing the corporate structure both before and after the completion of the transactions contemplated by the Securities Purchase Agreement.

5. We note your disclosure that “[o]n December 11, 2023, Worthy Wealth, Inc. executed a stock purchase agreement (the “SPA”) to purchase from [Worthy Financial] all of the issued and outstanding equity of the Company and our affiliate, Worthy Property Bonds 2, Inc.” Please clarify all material conditions to the completion of the SPA. Please clarify which entity owns the company’s shares both before and after the completion of the transactions. Discuss the extent to which the leadership of Worthy Financial and Worthy Wealth will remain similar and highlight any significant changes to the leadership.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

Response:

In Amendment 2 we have revised the section “Offering Circular Summary” to provide as follows:

●	The only material condition to closing the SPA transaction is the payment by WWI to WFI of a minimum of $10,000,000 in cash at closing and the issuance to by WWI to WFI of a promissory note in the original principal amount of $30,000,000 less the amount of cash paid at closing. Additional customary closing documents will also be delivered, but they are not a material condition to closing.
●	Prior to the closing of the SPA transaction, WFI owns 100% of the issued and outstanding equity of the Company and Worthy Property Bonds II, Inc. Upon the closing of the SPA transaction, WWI would own 100% of the issued and outstanding equity of the Company and Worthy Property Bonds II, Inc.
●	Reference to the section “Certain Relationships and Related Party Transactions” with respect to the extent to which the leadership of the Company and WWI will remain similar and to highlight any significant changes to the leadership.

In Amendment 2 we have revised the section “Certain Relationship and Related Party Transactions” to clarify the extent to which the leadership of the Company and WWI will remain similar and to highlight any significant changes to the leadership.

Recent Developments

The SPA, page 5

6. Please revise your disclosure to address the reasons for the SPA and the reasonably likely impact to the company if it is completed. We note your disclosure that Worthy Wealth and/or Worthy Financial expect to deposit funds into Worthy Peer I &II in order to address liquidity and asset shortfalls that have prevented you from redeeming bonds issued by those companies. Revise your disclosure to discuss any obligation by the manager (either Worthy Financial or Worthy Wealth), to support the subsidiaries in making bond payments. Further, please file the stock purchase agreement as an exhibit and revise your disclosure in the offering circular to clarify the terms and parties involved in the agreement or advise.

Response:

In Amendment 2 we have revised our disclosure to set forth the following:

*	The principal purpose of the SPA is to organize, under Worthy Wealth, Inc. (“WWI”), a group of entities that are engaged in the business of making real estate loans and other permissible real estate investments, including those made by the Company, Worthy Property Bonds 2, Inc., and other current and to be formed subsidiaries of WWI.
*	In connection with the closing of the transactions set forth in SPA, 100% of the equity of the Company will be sold by WFI to WWI.
*	The Company does not anticipate any material changes to operations if the transactions set forth in the SPA are completed.
*	Neither the manager of WFI nor WWI have any direct obligation, to the Company’s knowledge, to support their respective subsidiaries in making bond payments.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

*	That, to the Company’s knowledge, WFI’s use of proceeds from the sale of the Company and WPB2 includes funding Worth Peer I and II in order to enable them to meet their redemption obligations.
*	That, any liquidity and asset shortfalls at Worthy Peer I and II have had no affect on the Company’s ability to redeem the Company’s bonds, in that the various subsidiaries of WFI are operated separate and apart from one another.

In Amendment 2 we have included the SPA as an exhibit and revised the offering circular to further clarify the terms and parties involved in the agreement.

Risk Factors

Risks Related to Our Company, Page 10

7. In the third risk factor on page 11, you discuss the fact that Worthy Peer Capital I & II both had to pause redemptions because redemptions requests exceeded available liquid assets. However, it appears that Worthy Peer Capital I, Worthy Peer Capital II and Worthy Community all have outstanding bonds that substantially exceed the value of their assets. Add a separate risk factor that highlights that, in the event that borrowers default, or you are otherwise unable to collect the principal and interest on the loans or other investments, you may not be able to pay principal or interest on the bonds, providing examples from other Worthy bond issuances.

Response:

In Amendment 2 we have added the following risk factor:

Our ability to pay principal and interest on Worthy Property Bonds is dependent on the Company’s success in collecting amounts loaned by the Company to third party borrowers.

The Company’s ability to make principal and interest payments on Worthy Property Bonds is dependent, in part, on the Company’s ability to collected principal and interest on the loans made by the Company to third party borrowers. In the event a material number of the Company’s borrowers default on their repayment obligations under their loans the Company would eventually have difficulty timely paying interest and principal on the Worthy Property Bonds issued in this offering. In such an event, such repayments would need to be temporarily paused until such time as the Company can successfully liquidate the required amount of its loan portfolio, raise capital through commercial lenders, or receive contributions from the Company’s parent company, WFI. There can be no guarantee that such measures would be successful.

As set forth above in the risk factor titled “The amount of repayments that bond holders demand at a given time may exceed the amount of funds we have available to make such payments which may result in a delay in repayment or loss of investment to the bond holders”, certain other subsidiaries of WFI have been forced, for the reasons set forth above, as set forth therein, to pause the payment of principal and interest (interest continues to be accrued), under the bonds issued by said subsidiaries.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

8. Revise each risk factor in this section to specifically address how your risks might impact your ability to make principal and interest payments on the bonds, rather than reflecting an impact on your “operating results.”

Response:

In Amendment 2 we have revised the following risk factors as follows to specifically address how the Company’s risks might impact its ability to make principal and interest payments on the bonds:

We have been operational for approximately 18 months, have a relatively limited operating history, and we may never become profitable.

We do not expect to be profitable for the foreseeable future. If we are unable to obtain or maintain profitability, we may not be able to attract investment, compete, or maintain operations. Any material negative impact to our operations could potentially negatively impact our ability to pay principal and interest on our Worthy Property Bonds, and ultimately impact our ability to continue as a going concern.

We are dependent on advances from our parent company and the funds to be raised in this offering in order to be able to implement our business plan.

Until sufficient proceeds have been received by us from the sale of Worthy Property Bonds in this offering we will rely on advances from our parent as to which we have no assurances. WFI is not obligated to provide advances to us and there are no assurances that we will be successful in raising proceeds in this offering. If we do not raise sufficient funds in this offering or if our parent declines to make advances to us, we will not be able to implement our business plan, or may have to cease operations altogether, which could negatively impact our ability to pay principal and interest on our Worthy Property Bonds.

We have limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

●	increase the number and total volume of loans and other credit products extended to borrowers;
●	improve the terms on which loans are made to borrowers as our business becomes more efficient;
●	increase the effectiveness of our direct marketing and lead generation through referral sources;
●	favorably compete with other companies that are currently in, or may in the future enter, the business of lending to sub-prime real estate borrowers;
●	successfully navigate economic conditions and fluctuations in the credit market; and
●	effectively manage the growth of our business.

We may not be able to successfully address these risks and difficulties, which could harm our business, cause our operating results to suffer, potentially negatively impact our ability to redeem Worthy Property Bonds upon demand by our bondholders, and ultimately impact our ability to continue as a going concern.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

If the information provided by borrowers is incorrect or fraudulent, we may misjudge a customer’s qualification to receive a loan, and our operating results may be harmed.

Although a significant part of our loan decisions is based on appraisals of the real estate underlying the loans, our decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, we may not be able to accurately assess the associated risk. In addition, data provided by third-party sources is a significant component of our underwriting process, and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business, operating results, potentially negatively impact our ability to redeem Worthy Property Bonds upon demand by our bondholders, and ultimately impact our ability to continue as a going concern.

Our risk management efforts may not be effective.

We could incur substantial losses, and our business operations could be disrupted and our ability to make principal and interest payments on our Worthy Property Bonds could be negatively impacted, if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the creditworthiness of potential borrowers do not adequately identify potential risks, the risk profile of such borrowers could be higher than anticipated. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future.

We will rely on various referral sources and other borrower lead generation sources, including lending platforms.

Unlike banks and other larger competitors with significant resources, we intend to rely on our smaller-scale marketing efforts, affinity groups, partners, and loan referral services to acquire borrowers. We do not have exclusive rights to referral services, and we cannot control which sub-prime loans or the volume of sub-prime loans we are sent. In addition, our competitors may enter into exclusive or reciprocal arrangements with their own referral services, which might significantly reduce the number of sub-prime mortgage borrowers we are referred. Any significant reduction in sub-prime mortgage borrower referrals could have an adverse impact on our loan volume, which will have a correspondingly adverse impact on our operations and our company, and could potentially negatively impact our ability to pay principal and interest on our Worthy Property Bonds.

If our estimates of loan receivable losses are not adequate to absorb actual losses, our provision for loan receivable losses would increase, which would adversely affect our results of operations.

We maintain an allowance for loans receivable losses. To estimate the appropriate level of allowance for loan receivable losses, we consider known and relevant internal and external factors that affect loan receivable collectability, including the total amount of loan receivables outstanding, historical loan receivable charge-offs, our current collection patterns, and economic trends. If customer behavior changes as a result of economic conditions and if we are unable to predict how the unemployment rate, housing foreclosures, and general economic uncertainty may affect our allowance for loan receivable losses, our provision may be inadequate. Our allowance for loan receivable losses is an estimate, and if actual loan receivable losses are materially greater than our allowance for loan receivable losses, our financial position, liquidity, results of operations, and ability to pay principal and interest on our Worthy Property Bonds, could be adversely affected.

We will face increasing competition of other sub-prime real estate lenders and, if we do not compete effectively, our operating results could be harmed.

We compete with other companies that make sub-prime real estate loans. If we are not able to compete effectively with our competitors, our operating results could be harmed. Any material negative impact to our operating results could potentially negatively impact our ability to redeem Worthy Property Bonds upon demand by our bondholders, and ultimately impact our ability to continue as a going concern.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

Many of our competitors have significantly more resources and greater brand recognition than we do and may be able to attract borrowers more effectively than we do.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to explore new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. Further, to the extent that the fees we pay to our strategic partners and borrower referral sources are not competitive with those paid by our competitors, whether on new loans or renewals or both, these partners and sources may choose to direct their business elsewhere. All of the foregoing could adversely affect our business, results of operations, financial condition, future growth, and ability to pay principal and interest on our Worthy Property Bonds.

Compliance with Regulation A and reporting to the SEC could be costly.

Compliance with Regulation A could be costly and requires legal and accounting expertise. After qualifying this Form 1-A, we will be required to file an annual report on Form 1-K, a semiannual report on Form 1-SA, current reports on Form 1-U and Post Qualification Amendments as required.

Our legal and financial staff may need to be increased in order to comply with Regulation A. Compliance with Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations and ability to pay principal and interest on our Worthy Property Bonds.

We are subject to the risk of fluctuating interest rates, which could harm our planned business operations.

We expect to generate net income from the difference between the interest rates we charge borrowers or otherwise make from our permissible investments and the interest we will pay to the holders of Worthy Property Bonds. Due to fluctuations in interest rates, we may not be able to charge borrower’s an interest rate sufficient for us to generate income, which could harm our planned business operations and adversely impact our ability to pay principal and interest on our Worthy Property Bonds.

The amount of repayments that bond holders demand at a given time may exceed the amount of funds we have, page 11

9. Revise this risk factor to clarify if Worthy Peer Capital, Inc., is in default. Further, revise to provide similar information on any other affiliated company, including Worthy Community Bonds I & II. Clarify each entity that has suspended or ceased redemptions for their classes of bonds. Finally, clarify the extent to which the company may be obligated for any payments stemming from bond defaults by related Worthy entities.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

Response:

In Amendment 2 we have revised the foregoing risk factor to read as follows:

The amount of repayments that bond holders demand at a given time may exceed the amount of funds we have available to make such payments which may result in a delay in repayment or loss of investment to the bond holders.

We will use our commercially reasonable efforts to maintain sufficient cash and cash equivalents on hand to honor repayment demands of bond holders. Pursuant to the terms of our Worthy Property Bonds Investor Agreement and Worthy Property Bonds, investors may require us to repay the amount of their Worthy Property Bonds on 5 days’ notice, provided, however, if the requested amount of repayment is greater than $50,000 such repayment must be made by us within 30 days of the request. Any failure to make repayments on the foregoing terms is an event of default under the Worthy Property Bonds. Under the Worthy Property Bonds Investor Agreement any claims brought by an investor against us following such a payment event of default may be subject to binding arbitration (subject to certain opt-out provisions) or small claims court. See “Description of the Worthy Property Bonds - Worthy Property Bonds – Arbitration.”

We set aside a minimum of 20% of Worthy Property Bonds sales in cash and cash equivalents. However, in the event there are more demands for repayment to meet than our cash and cash equivalents on hand, we may be required to (i) liquidate some of our loan portfolio and investments (which loans and investments qualify under the exemption provided by Section 3(c)(5)(C) of the Investment Company Act of 1940), (ii) seek commercial banks and non-bank lending sources, such as insurance companies, private equity funds and private lending organizations, for the provision of credit facilities, including, but not limited to, lines of credit, pursuant to which funds would be advanced to us, or (iii) seek capital contributions from our parent company, WFI. In the event that the above sources of funds to honor repayments cannot be realized within the time frame of the repayment requests of bond holders, bond holders might have to wait for repayment until the above sources are realized. If the above sources do not generate enough funds to honor bond holders’ requests for repayment, there is a risk that the bond holders may lose some or all of their investment in the Worthy Property Bonds. As of July 1, 2024, the Company has $13,133,294 of immediately available assets available to meet redemption requests.

On August 22, 2022, Worthy Peer Capital, Inc., our sister company and wholly owned subsidiary of our parent company WFI, advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment, purchase order financing and real estate, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of the company’s overall loan portfolio. As a result, Worthy Peer Capital, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue the 5% interest until March 31, 2023, and 5.5% effective April 1, 2023. The foregoing delay in redemptions is a default by Worthy Peer Capital, Inc., under the Worthy Peer Capital Bonds. Prior to the pause in redemptions Worthy Peer Capital, Inc. had redeemed $41,114,337 of Worthy Peer Capital Bonds. Since the pause in redemptions Worthy Peer Capital, Inc. has redeemed $1,493,940.58 of Bond principal and interest. $7,734,882 of Worthy Peer Capital Bonds are presently subject to the pause of redemptions. Worthy Peer Capital, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. WFI, the parent company of Worthy Peer Capital, Inc., has no obligation to provide capital contributions to Worthy Peer Capital, Inc., however, to the extent that Worthy Peer Capital, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI to provide capital contributions to the company from the proceeds of the pending SPA transaction or from other sources of capital.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

On July 26, 2023, Worthy Peer Capital II, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment, purchase order financing and real estate, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Peer Capital II, Inc.’s overall loan portfolio. As a result, Worthy Peer Capital II, Inc. paused the redemption of outstanding bonds while continuing to accrue 5.5% interest. The foregoing delay in redemptions is a default by Worthy Peer Capital II, Inc., under the Worthy Peer Capital II Bonds. Prior to the pause in redemptions Worthy Peer Capital II, Inc. had redeemed $43,984,983 of Worthy Peer Capital II Bonds. Since the pause in redemptions Worthy Peer Capital II, Inc. has redeemed $1,490,329.59 of Bond principal and interest. As of July 2, 2024, $7,829,000 of Worthy Peer Capital Bonds were presently subject to the pause of redemptions. Worthy Peer Capital II, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. WFI, the parent company of Worthy Peer Capital II, Inc., has no obligation to provide capital contributions to Worthy Peer Capital II, Inc., however, to the extent that Worthy Peer Capital II, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI to provide capital contributions to Worthy Peer Capital II, Inc. from the proceeds of the pending SPA transaction or from other sources of capital.

From inception to the date hereof, WFI’s subsidiary Worthy Community Bonds, Inc., has repaid all redemptions requests from its bondholders. WFI’s subsidiary Worthy Community Bonds II, Inc., has not issued any bonds to date and has no current business operations.

10. We note your discussion of the fact that you may not be able to repay notes upon receiving a demand for redemption, if the volume of redemption requests exceeds your available cash and liquid assets. Please revise this risk factor to discuss the amount of funds that you have to meet redemption requests for Worthy Property Bonds noteholders.

Response:

Please see the Company’s response to Comment 9.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 20

11. Your management’s discussion appears to still assume that your company is in its development stage, reflecting how you may move forward with making loans to borrowers. We note that, as of the end of your most recent semi-annual period, you have more than $25 million in real estate loans outstanding, as well as investments of $6.5 million. Revise this section to discuss your lending operations, including:

●	the interest rates charged on your outstanding loans, how you set the interest rates, and whether the interest rates are fixed or adjustable;
●	the types of loans you have made (i.e. loans for property development, loans for property purchase, whether the properties are owner occupied or not owner occupied, ns that are unsecured, etc.);
●	any geographic concentration; and
●	average loan value.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

Similarly, discuss the other securities or investments that you have purchased and hold on your balance sheet.

Response:

In Amendment 2 we have revised the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide the following:

●	Worthy Property Bonds, Inc. is no longer in its development stage having been actively involved in lending for 19 months.
●	Interest rates charged on the Company’s outstanding loans are between 10.25% and 14% and are fixed rates. These rates are established based on the competitive environment for similar loans.
●	The Company’s loans are secured by first mortgages on the properties and have primarily been issued to “fix and flip” developers for property purchase, property development and renovation primarily for owner occupied properties.
●	The Company’s loans have a geographic concentration in the Southeast United States.
●	The Company’s average loan value is approximately $1,000,000.
●	The Company acquires short term, liquid, publicly traded, federal government issued or guaranteed securities in order to provide short-term liquidity for “loan rollovers” and bond redemptions.

Background - the Worthy group of companies, page 25

12. Revise this section to provide investors with a better ability to understand the development of the Worthy group as well as the financial returns of bondholders of companies within the group. For each company that has sold bonds similar to the bonds you are offering in this offering, provide a tabular presentation that includes the following disclosure:

●	the total value of bonds sold;
●	value of bonds and interest redeemed;
●	the amount of bonds and accrued interest outstanding;
●	the value of the assets; and
●	if the company is currently preventing redemptions.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

Response:

In Amendment 2 we have revised the section “Background – the Worthy group of companies” to include the following tabular presentation, as of July 2, 2024:

Fund	Bonds	Bonds	Bonds & Interest	Bonds	Outstanding
Offering	Purchased	Redeemed	Redeemed	Held	Interest	Value of Assets
WPC	$49,999,980.00	$42,170,980.00	$43,372,439.04	$7,829,000.00	$2,205,658.30	$2,093,600.00
WPC II	$49,999,600.00	$45,040,480.00	$47,787,654.23	$4,959,120.00	$1,624,310.34	$1,940,850.00
WCB	$49,950,660.00	$37,022,100.00	$39,684,120.62	$12,928,560.00	$2,497,564.68	$9,003,110.00
WPB	$66,566,700.00	$25,716,960.00	$26,586,912.31	$40,849,740.00	$2,458,479.41	$39,978,671.00
WPB II	$29,752,310.00	$8,008,440.00	$8,187,028.62	$21,743,870.00	$678,162.28	$20,658,273.00

Our Business, Page 25

13. We note that you included risk factors that discuss the lack of loan underwriting experience among the officers, directors and employees of your management entity WFI. Since you have commenced making loans, please discuss your underwriting process, the sources you use to verify loan information, how you secure your interest in the real estate loans, and whether you engage in any monitoring of loan performance and/or events that would require that the loan to be repaid. For instance, we note that you intended to lend to smaller property developers. To the extent that you have made loans for property improvements for a party looking to sell on the improved property, revise the disclosure to discuss how you monitor to ensure that your loan is repaid upon the sale of the property.

Response:

In Amendment 2 we have deleted the risk fact “Our management team has limited experience in mortgage loan underwriting”, in that it is no longer applicable to the Company.

In Amendment 2 we have revised the section “Our Business” to provide the following:

●	The Company’s business model includes the initial introduction of potential loans by an originator/servicing partner, primarily a licensed mortgage broker, who conducts an initial evaluation of the loan opportunity, including the obtaining of an extensive third-party appraisal of the property on which the Company would have a first mortgage lien.
●	In addition, the Company’s originator/servicing partner also conducts background checks on the borrower and confirms that the property in question is owned free and clear by the borrower.
●	The originator/servicing partner introduces the loan to the Company and provides their detailed underwriting checklist.
●	The Company’s underwriting department, headed by the Company’s Portfolio Manager, reviews the originator/servicing partner’s preliminary analysis and underwriting checklist, completes the separate Company underwriting checklist, and, if satisfied, presents its recommendation to the Company’s Commitment Committee.
●	Subsequent to closing a loan, the Company’s originator/servicing partner monitors the loan, reviews implementation of the borrower’s business plan, collects monthly interest payments and coordinates with any subsequent lender or buyer of the subject property to ensure that the Company’s loan (which is secured by a first mortgage) is repaid upon sale of the property. The Company, through its Portfolio Manager and Servicing Manager, works closely with the Company’s originator/servicing partner in connection with the foregoing activities.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

Plan of Operations, page 27

14. Revise this section to reflect that you have sold a significant number of bonds, have made loans, and invested other proceeds. To the extent that this plan does not reflect how you have operated the business, clarify those changes. To the extent that this section does not reflect how you operate your business, and/or plan to operate your business with the proceeds from your offering, revise the section.

Response:

In Amendment 2 we have revised the section “Plan of Operations” to provide that to date we have sold a significant number of bonds, totaling $66,566,700 as of July 2, 2024, and updating our description of the implementation of our business plan to date.

Certain Relationships and Related

Party Transactions, Page 34.

15. Revise this section to discuss the SPA and any other related party transactions between Worthy Financial, Worthy Wealth, Worthy Property Bonds, or other related entities. In particular, please discuss any obligation of one Worthy company to support any other Worthy company, or that company’s bonds.

Response:

In Amendment 2 we have revised the section “Certain Relationships and Related Party Transactions” to discuss the SPA and any other related party transactions between Worthy Financial, Worthy Wealth, Worthy Property Bonds, or other related entities, and to clarify that no Worthy company has an obligation to support any other Worthy company or that company’s bonds.

16. Please tell us whether there are any restrictions that would prevent Worthy Property from making loans to entities affiliated with your related parties. If you do have such policies, disclose how you monitor for compliance with those policies. Finally, to the extent that you have loans outstanding to any officer or director of Worthy Property, Worthy Financial, Worthy Wealth, or their affiliates, disclose the amount outstanding. Please include the interest rate, the type of loan, whether it is performing under its terms and whether the terms of the loan are similar to those made to other borrowers.

Response:

Worthy Property Bonds, Inc. has a policy that the Company will only make loans to third party borrowers that are not affiliated or related to the Company. This policy is monitored by the Company’s Commitment Committee which, during it’s pre-funding diligence review of each new loan, confirms compliance with the foregoing policy. There are no loans outstanding to any officer or director of the Company, WFI, WWI, or their affiliates.

Dickinson Wright PLLC

United States Securities and Exchange Commission

July 17, 2024

Description of the Worthy Property Bonds

Worthy Property Bonds, Page 34

17. We note your disclosure that “[c]ompound interest shall accrue on the Outstanding Principal Balance at the fixed interest rate of 5% per annum from the date that the purchase funds have cleared”. Please reconcile this inconsistency. Please clarify whether there is ever a scenario where you may decrease the interest rate below the amount paid at the time a particular Worthy note is purchased.

Response:

In Amendment 2 we have revised the section “Description of the Worthy Property Bonds” to provide that:

●	the Company has, from time to time, increased the interest rates payable on Worthy Property Bonds, which benefits the bondholders.
●	the most recent increase, from 6% APY to 7% APY, effective as of November 2023, will revert back to 6% APY on January 1, 2026.
●	in those situations where a bondholder purchases a Worthy Property Bond at a time when the rates payable on the bonds have been temporarily increased (as described above), the bondholder is provided information regarding the reduced interest rate that will automatically go into effect upon the end of the temporary increase period.

Very truly yours,
/s/ Clint J. Gage
Clint J. Gage

CJG:sm

Enclosures